Exhibit 99.6
James Hardie Industries NV
Directors’ Report
for the half year ended 30 September 2009
Directors
At the date of this report the members of the Supervisory Board are: Mr MN Hammes (Chairman), Mr DG McGauchie AO (Deputy Chairman), and Messrs BP Anderson, D Dilger, D Harrison, J Osborne and RMJ van der Meer; and the members of the Managing Board are: Messrs L Gries (CEO), RL Chenu (CFO) and RE Cox (General Counsel and Company Secretary). The Joint Board consists of all of the members of the Supervisory Board plus Mr Gries.
The changes in the composition of the Boards between 1 April 2008 and the date of this report were: Mr J Osborne was appointed as a member of the Supervisory and Joint Boards with effect from 12 March 2009 and re-elected at the Annual General Meeting on 21 August 2009; Mr D Dilger was elected as a member of the Joint and Supervisory Boards with effect from 2 September 2009, Mrs C Walter resigned from the Joint and Supervisory Boards on 13 March 2009 and Mr D Andrews resigned from the Joint and Supervisory Boards on 10 February 2009.
Review of Operations
Please see Management’s Analysis of Results relating to the period ended 30 September 2009.
Auditor’s Independence
The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.
This report is made in accordance with a resolution of the members of the Joint Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer and
Joint and Supervisory Boards	Chairman Managing Board
Amsterdam, The Netherlands, 23 November 2009

James Hardie Industries NV
Joint Board of Directors’ Declaration
for the half year ended 30 September 2009
The Joint Board of Directors of James Hardie Industries NV declare that with regards to the attached:
a)	the Report complies with the accounting standards in accordance with which it was prepared;

b)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)	in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This report is made in accordance with a resolution of the members of the Joint Board.

MN Hammes	L Gries
Chairman	Chief Executive Officer and
Joint and Supervisory Boards	Chairman Managing Board
Amsterdam, The Netherlands, 23 November 2009